Filed Pursuant to Rule 433

Registration Statement No. 333-193880

February 24, 2014

PRICING TERM SHEET

2.40% Senior Notes due March 1, 2019

Issuer:	PG&E Corporation

Security:	2.40% Senior Notes due March 1, 2019

Size:	$350,000,000

Maturity Date:	March 1, 2019

Coupon:	2.40%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014

Price to Public:	99.831%

Benchmark Treasury:	1.50% due January 31, 2019

Benchmark Treasury Yield:	1.556%

Spread to Benchmark Treasury:	+88 basis points

Yield to Maturity:	2.436%

Optional Redemption:

At any time prior to February 1, 2019, PG&E Corporation may, at its option, redeem the 2.40% Senior Notes in whole or in part at a redemption price equal to the greater of:

•     100% of the principal amount of the 2.40% Senior Notes to be redeemed; or

•     as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the 2.40% Senior Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to the redemption date.

At any time on or after February 1, 2019, PG&E Corporation may redeem the 2.40% Senior Notes, in whole or in part, at 100% of the principal amount of the 2.40% Senior Notes being redeemed plus accrued and unpaid interest to the redemption date.

Expected Settlement Date:	February 27, 2014

CUSIP / ISIN:	69331CAF5 / US69331CAF59

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa1 / BBB- / BBB+

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Co-Managers:	Drexel Hamilton, LLC Great Pacific Securities

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 888-603-5847; BNP Paribas Securities Corp. toll free at 800-854-5674; or Citigroup Global Markets Inc. toll free at 800-831-9146.